SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                        NEXTEL COMMUNICATIONS, INC.
                              (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                 65332V103
                               (CUSIP Number)



                          Linda B. Valentine, Esq.
                               Motorola, Inc.
              1303 East Algonquin Road, Schaumburg, IL 60196
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                             April 26, 1996
               (Date of Event which Requires Filing of this
                               Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.[ ]

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would after disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                                SCHEDULE 13D
CUSIP NO.  65332V103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Motorola, Inc.
    I.R.S. #36-1115800

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS

    2(d) or 2(e)

    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  SOLE VOTING POWER

    57,188,500 (Includes 17,526,890 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

8.  SHARED VOTING POWER

    3,511,500 (Includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

9.  SOLE DISPOSITIVE POWER

    57,188,500 (Includes 17,526,890 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

10. SHARED DISPOSITIVE POWER

    3,511,500 (Includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    60,700,000 (Includes 17,830,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.7% (Includes 17,830,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see
    Item 5)

14. TYPE OF REPORTING PERSON

    CO



































                                  SCHEDULE 13D
CUSIP No.  65332V103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Motorola Canada Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC,00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada

7.  SOLE VOTING POWER

8.  SHARED VOTING POWER

    2,500,000 (See Item 5)

9.  SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

    2,500,000 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

14. TYPE OF REPORTING PERSON

    CO

                                    SCHEDULE 13D
CUSIP No.  65332V103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Motorola SMR, Inc.
    I.R.S. #13-2993806

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  SOLE VOTING POWER

8.  SHARED VOTING POWER

    1,011,500 (Includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5.

9.  SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

    1,011,500 (Includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,011,500 (Includes 303,110 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock -- see Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .4%

14. TYPE OF REPORTING PERSON

    CO














































Item 2.  Identity and Background

The attached Appendices 1, 2, and 3 which are incorporated by reference, and amend and replace in their entirety appendices 1, 2, and 3 which were previously filed as part of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The following paragraphs hereby amend and replace the 3rd, 5th and 9th paragraphs, respectively, of Item 3 of the Schedule 13D in their entirety, and the 8th paragraph of Item 3 of the Schedule 13D should be deleted in its entirety because the Warrant Amendment was not executed and was reported and attached as an exhibit in error.

Immediately prior to the Merger, Motorola Canada owned 2,500,000 shares of Old Nextel Class A Common Stock, par value $.001 per share (the "Old Nextel Class A Common Stock"), which it received in respect of its transfer to Old Nextel of its minority equity interest in Clearnet Communications, Inc. (the "Clearnet Transaction") and Motorola held a warrant exercisable for up to 3,000,000 shares of Old Nextel's Class A Common Stock (the "Warrant") which Old Nextel granted to Motorola as an inducement to enter into certain financing agreements in November 1991. The Warrant is exercisable in varying installments corresponding with the commencement of commercial service in certain markets and, immediately prior to the Merger, was exercisable for up to 2,140,000 shares of Old Nextel Class A Common Stock.

As a result of the Recapitalization and the Merger, Motorola beneficially owned an aggregate of 64,140,000 shares of Nextel Common Stock.

On April 26, 1996 the Warrant became exercisable for an additional 560,000 shares of Nextel Class A Common Stock.

As a result of the foregoing, Motorola currently beneficially owns an aggregate of 60,700,000 shares of Nextel Common Stock.

Item 5.  Interest in Securities of the Issuer

The following paragraphs hereby amend and replace the 1st paragraph and the note to the 1st paragraph, respectively, of Item 5 of the Schedule 13D, in their entirety.

(a) - (c) Motorola as of April 26, 1996, is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended(the "Exchange Act")) of 60,700,000 shares of Nextel Class A Common Stock.* As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 57,188,500 shares and shared voting and dispositive power as to 3,511,500 shares (including 17,526,890 and 303,110 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock).





*Motorola's beneficial ownership of Nextel Class A Common Stock consists of
(i) 40,170,000 shares of Nextel Class A Common Stock; (ii) 17,830,000 shares of New Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d) as a result of Motorola's ownership of 17,830,000 shares of Nextel Class B Common Stock (which are non-voting and may, under certain circumstances, be converted by Motorola into shares of Nextel Class A Common Stock on a one-for-one basis); and (iii) 2,700,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d) of the Exchange act as a result of Motorola's ownership of the Warrant.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The following paragraph hereby amends and replaces the 16th paragraph, of Item 6, of the Schedule 13D, in its entirety.

The foregoing descriptions of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Warrant and the Registration Rights Agreement are summaries and all statements made in this Schedule 13D which relate to such agreements are qualified in their entirety by reference to the complete text of each of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Warrant and the Registration Rights Agreement, which are incorporated herein by reference and copies of which are attached as Exhibits 1-5, respectively, and have been renumbered pursuant to the disclosure in Item 7 below.

Item 7.  Materials to be Filed as Exhibits

The Warrant Amendment, Exhibit No. 5, to the Schedule 13D should be deleted in its entirety because the Warrant Amendment was not executed and was reported and attached as an exhibit in error. Accordingly, Exhibit No. 6 is now renumbered as Exhibit No. 5, and Exhibit No. 7 is now renumbered as Exhibit No. 6.




















After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                     Motorola, Inc.


                                     By:    /s/ Carl F. Koenemann
                                     Name:  Carl F. Koenemann
                                     Title: Executive Vice President
                                            & Chief Financial Officer


                                     Motorola SMR, Inc.


                                     By:    /s/ Carl F. Koenemann
                                     Name:  Carl F. Koenemann
                                     Title: Vice President


                                     Motorola Canada Limited


                                     By:   /s/ Joyce B. Reed
                                     Name: Joyce B. Reed
                                     Title:Director and Secretary



























                                     APPENDIX 1

                    Executive Officers and Directors of Motorola


Set forth below are the names and present principal occupation or employment of each executive officer and director of Motorola. Except for the persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2 for Motorola.

Executive Officers:
                                             Present Principal Occupation
Name                                             and Business Address

Gary L. Tooker                               Vice Chairman of the Board and
                                                 Chief Executive Officer

Christopher B. Galvin                        President and Chief Operating
                                                 Officer

Robert W. Galvin                             Chairman of the Executive
                                                 Committee of the Board

Keith J. Bane                                Executive Vice President, and
                                                 Chief Corporate Staff Officer

Arnold S. Brenner                            Executive Vice President and
                                                 General Manager, Japanese
                                                 Group;  business address:
                                                 3102 N. 56th Street,
                                                 Phoenix, AZ  85018

Thomas D. George                             Executive Vice President and
                                                 President and General Manager
                                                 Semiconductor Products
                                                 Sector; business address:
                                                 3102 N. 56th Street,
                                                 Phoenix, AZ 85018

Glenn A.Gienko                               Senior Vice President and
                                                 Director, Human Resources

Merle L. Gilmore                             Executive Vice President,
                                                 President and General
                                                 Manager, Land Mobile Products
                                                 Sector; business address:
                                                 1301 E. Algonquin Road,
                                                 Schaumburg, IL  60196





Robert L. Growney                             Executive Vice President,
                                               President and General Manager,
                                               Messaging, Information and
                                               Media Sector; business address:
                                               1301 E. Algonquin Road,
                                               Schaumburg, IL 60196

Carl F. Koenemann                             Executive Vice President
                                               and Chief Financial Officer

James A. Norling                              Executive Vice President
                                               and President, Motorola Europe,
                                               Middle East and Africa;
                                               business address:  110-120
                                               Bath Road, Slough, Berkshire
                                               England, U.K. S61 3SZ

Edward F. Staiano                             Executive Vice President,
                                               President and General Manager,
                                               General Systems Sector;
                                               business address: 425 N.
                                               Martingale Drive, 19th Floor,
                                               Schaumburg, IL 60173

Frederick T. Tucker                           Executive Vice President and
                                               General Manager, Automotive,
                                               Energy and Controls Group;
                                               business address:  4000
                                               Commercial Drive, Northbrook,
                                               IL 60062

Richard H. Weise                              Senior Vice President and
                                               Secretary

Richard W. Younts                             Executive Vice President and
                                               Corporate Executive Director,
                                               International-Asia and
                                               Americas

Directors of Motorola (who are not also Executive Officers of Motorola):

William J. Weisz                              Chairman of Board of Directors

David R. Clare                                Retired; Four Cherry Lane,
                                               Westfield, NJ  07090

H. Laurance Fuller                            Chairman of the Board and
                                               Chief Executive Officer,
                                               Amoco Corporation; 200 East
                                               Randolph Drive, Chicago,
                                               IL 60601



John T. Hickey                                Retired; 423 West 33rd
                                               Street, Sea Island,	GA 31561

Anne P. Jones                                 Consultant; 5716 Bent
                                               Branch Road
                                               Bethesda, MD 20816

Donald R. Jones                               Retired; 1776 Beaver Pond
                                               Road, Inverness, IL  60067

Judy C. Lewent                                Senior Vice President and
                                               Chief Financial Officer;
                                               Merck & Co., Inc., One Merck
                                               Drive, Whitehouse Station,
                                               NJ 08889

Walter E. Massey                              President, Morehouse College
                                               830 Westview Drive, SW
                                               Atlanta, GA 30314

John F. Mitchell                              Vice Chairman of the Board

Thomas J. Murrin                              Dean of Duquesne
                                               University's School of Business
                                               Administration; Room 405,
                                               Rockwell Hall, 600 Forbes
                                               Avenue, Pittsburgh, PA  15282

John E. Pepper, Jr.                           Chairman of the Board,
                                               and Chief Executive, Procter
                                               and Gamble Co.; One Procter
                                               and Gamble Plaza, Cincinnati,
                                               OH 45202

Samuel C. Scott III                           Corporate Vice President of
                                               CPC International, Inc.
                                               (consumer food products);
                                               6500 Archer Road, Summit-Argo,
                                               IL 60501

Gardiner L. Tucker                            Retired; 13 Quarter Mile Road,
                                               Westport, CT  06880

B. Kenneth West                               Senior Consultant for Corporate
                                               Governance to Teachers
                                               Insurance and Annuity
                                               Association College Retirement
                                               Equities Fund; Harris Bankcorp,
                                               Inc., P.O. Box 775,
                                               Chicago, IL  60609




Dr. John A. White                             Dean of Engineering,
                                               Georgia Institute of
                                               Technology, 225 North Avenue,
                                               Atlanta GA 30332


















































                                     APPENDIX 2


             Executive Officers and Directors of Motorola SMR, Inc.


Set forth below are the names and present principal occupation of employment of each executive officer and director of Motorola SMR, Inc. Except for the persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2 for Motorola, Inc.

Executive Officer:

                                            Present Principal Occupation
Name                                        and Business Address

Joseph B. Vestal                            Vice President and General
                                            Manager, U.S. Network Services
                                            Division, Land Mobile Product
                                            Sector of Motorola, Inc., and
                                            President and Director of
                                            Motorola SMR, Inc.; business
                                            address: 1301 E. Algonquin
                                            Road, Schaumburg, IL 60196

Eileen P. Wells                             Director of Finance, Worldwide
                                            Network Services Group, Land
                                            Mobile Products Sector of
                                            Motorola, Inc., and Vice
                                            President of Motorola, SMR,
                                            Inc.; business address: 1301
                                            E. Algonquin Road, Schaumburg,
                                            IL 60196

Carl F. Koenemann                           Executive Vice President and
                                            Chief Financial Officer of
                                            Motorola, Inc., and Vice
                                            President of Motorola SMR,
                                            Inc.

Richard D. Severns                          Senior Vice President and
                                            Director Sector Finance, Land
                                            Mobile Products Sector of
                                            Motorola, Inc., and Vice
                                            President and Director
                                            of Motorola SMR, Inc.;
                                            business address:  1301 E.
                                            Algonquin Road, Schaumburg,
                                            IL 60196




Garth L. Milne                              Senior Vice President and
                                            Treasurer of Motorola, Inc.,
                                            and Treasurer of Motorola SMR,
                                            Inc.

A. Peter Lawson                             Senior Vice President and
                                            General Counsel of Motorola,
                                            Inc. and Secretary of Motorola
                                            SMR, Inc.

Ray A. Dybala                               Corporate Vice President and
                                            Director of Taxes of Motorola,
                                            Inc. and Assistant Secretary
                                            of Motorola SMR, Inc.

George Selby                                Senior Counsel of Motorola,
                                            Inc. and Assistant Secretary
                                            of Motorola SMR, Inc; business
                                            address:  1301 E. Algonquin Road,
                                            Schaumburg, IL  60196.

Directors of Motorola SMR, Inc.
(who are not also Executive Officers of Motorola SMR, Inc.):

Leif G. Soderberg                           Corporate Vice President and
                                            General Manager, Network Services
                                            and Business Strategies Group,
                                            Land Mobile Products Sector of
                                            Motorola, Inc.; business address:
                                            1301 E. Algonquin Road,
                                            Schaumburg, IL 60196























                                     APPENDIX 3


                Executive Officers and Directors of Motorola Canada


Set forth below are the names and present principal occupation or employment of each executive officer and director of Motorola Canada. Except for the persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2 for Motorola.

          Executive Officers (who are also Directors of Motorola Canada):

                            Present Principal Occupation,
                              Title at Motorola Canada
Name                         and Business Address               Citizenship

Eric J. Taylor                 Chairman of the Board and        Canadian
                               President, Regional Director,
                               Canada & Northeast, Semiconduc-
                               tor Products Systems, a
                               division of Motorola Canada
                               Limited; business address:
                               4000 Victoria Park Avenue,
                               North Your, Ontario

M. Robert Motz                 Vice President and Corporate     Canadian
                               Controller, Motorola Canada
                               Limited; business address:
                               4000 Victoria Park Avenue-
                               Suite 2, North York,
                               Ontario M2H 3S4

Joyce A. Borden Reed           Corporate Counsel and Secre-     Canadian
                               tary, Motorola Canada Limited;
                               business address: 4000
                               Victoria Park Avenue-Suite 2,
                               North Your, Ontario M2H 3S4

Carl F. Koenemann              Executive Vice President and     American
                               Chief Financial Officer of
                               Motorola, Inc., Director and
                               Assistant Treasurer of
                               Motorola Canada









Executive Officers (who are not also Directors of Motorola Canada):

                                Present Principal Occupation,
                                Title at Motorola Canada
Name                              and Business Address          Citizenship

Garth L. Milne                  Senior Vice President and       American
                                Treasurer of Motorola,
                                Inc. and Treasurer of Motorola
                                Canada

Charles Macleod Leighton        Controller and Assistant        Canadian
                                Secretary, Wireless Data
                                Group, a division of Motorola
                                Canada Limited;business address:
                                11411 Number Five
                                Road, Richmond, B.C. V7A 4Z3

A. Peter Lawson                 Senior Vice President and       American
                                General Counsel of Motorola,
                                Inc. and Assistant Secretary
                                of Motorola Canada Limited

William J. Kuezing              Assistant Secretary, Land       Canadian
                                Mobile Products Sector, a
                                division of Motorola Canada
                                Limited; business address:
                                3900 Victoria Park Avenue,
                                North York, Ontario M2H 2H7

Wendy M. Pitt-Brooke            Assistant Secretary, Wireless   Canadian
                                Data Group, a division of
                                Motorola Canada Limited; business
                                address: 11411 Number Five
                                Road, Richmond, B.C. V7A 4Z3

Ray Dybala                      Corporate Vice President,       American
                                Director of Texas of Motorola,
                                Inc. and Assistant Secretary
                                of Motorola Canada